11019289

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC MAIL RECEIVED PROCESSING SECTION MAR 01 2011 WASH, D.C. 211

/AL

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 45147

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MetCap Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue
(No. and Street)

New York, (City) New York (State) 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Berdon LLP
(Name – *if individual, state last, first, middle name*)

360 Madison Avenue (Address) New York (City) New York (State) 10017 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Murray Forman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MetCap Securities LLC, as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Manager

Title

Notary Public

INGRID A. DIXON
Notary Public, State of New York
No. 03-4851070
Qualified in Westchester County
Commission Expires March 18, 2014

2/24/11

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2010

BERDON

INDEPENDENT AUDITORS' REPORT

To the Member of
MetCap Securities LLC

We have audited the accompanying statement of financial condition of MetCap Securities LLC (the "Company") as of December 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of MetCap Securities LLC as of December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Berdon LLP

Certified Public Accountants

New York, New York
February 14, 2011

Berdon LLP
CPAs and Advisors

IAPA A global association of independent accounting firms and groups - IAPA

Reply to:
360 Madison Avenue
New York, NY 10017
Ph: 212.832.0400
Fax: 212.371.1159

One Jericho Plaza
Jericho, NY 11753
Ph: 516.931.3100
Fax: 516.931.0034
www.BERDONLLP.com

METCAP SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2010

ASSETS

Cash and cash equivalents	$ 47,469
Other assets	2,048
TOTAL ASSETS	$ 49,517

LIABILITIES AND MEMBER'S CAPITAL

LIABILITIES:	
Accounts payable and accrued liabilities	$ 12,168
TOTAL LIABILITIES	12,168
COMMITMENTS AND CONTINGENCIES	
MEMBER'S CAPITAL	37,349
TOTAL LIABILITIES AND MEMBER'S CAPITAL	$ 49,517

The accompanying notes to statement of financial condition are an integral part of this statement.

NOTE 1 - ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

MetCap Securities LLC (the "Company") is a New York limited liability company and is wholly owned by MetCap Holding, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's operations are primarily comprised of management advisory services and private placement of securities.

NOTE 2 - CASH AND CASH EQUIVALENTS

Cash and cash equivalents are defined as short-term, highly liquid money market mutual funds with original maturities of less than 90 days. At December 31, 2010, substantially all of the cash and cash equivalents were held at one financial institution. Accounts are insured up to $250,000, and the Securities Investor Protection Corporation (SIPC) insures any brokerage accounts to the extent of $500,000 (including up to $100,000 for cash).

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule") and has elected to compute its net capital under the Basic Method of this Rule. This Rule requires that the Company maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined. The Rule also requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2010, the Company had net capital of $35,301 which was $30,301 in excess of its required net capital. The Company's aggregate indebtedness to net capital ratio was .34 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under Paragraph (k)(2)(ii).

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Advisory Fees, Private Placement Fees and Commissions

Advisory fees and private placement fees are recorded in accordance with the terms of the agreements.

(b) Income Taxes

No provision for income taxes has been recorded because the Company is a single-member limited liability company. Accordingly, its Sole Member reports the Company's income or loss on its income tax returns and its tax returns subsequent to 2006 are subject to examination by federal and state taxing authorities.

(continued)

NOTE 4 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(c) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company's owner provides the Company with office space on a rent-free basis.

NOTE 6 - CONCENTRATIONS

The Company earned advisory fees solely from two clients, of which one client totaled $24,744 representing 71% of revenue and the other client $10,000 representing 29% of revenue.

NOTE 7 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events after December 31, 2010 through February 14, 2011, the date that the financial statements are considered available to be issued.